Exhibit 99.1

Perion to Announce Second Quarter 2025 Financial Results and Progress on the Perion One Strategy
Board of Directors Terminates Shareholders' Rights Plan

New York & Tel Aviv, July 10, 2025 – Perion Network Ltd. (NASDAQ & TASE: PERI), a leader in advanced technology solving for the complexities of modern advertising, announced today it plans to release its financial results for the second quarter of 2025 prior to the opening of the financial markets on Monday, August 11, 2025.

Tal Jacobson, CEO, and Elad Tzubery, CFO, will host a conference call to discuss the results on that day at 8:30 a.m. ET. Earning call registration link: https://perion-q2-2025-earnings-call.open-exchange.net/

A replay of the call and a transcript will be available within approximately 24 hours of the live event on the ”Investors” section of Perion’s website at www.perion.com/investors.

Additionally, the Company’s Board of Directors has approved the early termination of the rights plan adopted earlier this year; the termination is effective immediately. The rights plan was adopted to protect the interests of the Company’s shareholders after a dramatic decline in the Company’s share price. Given the significant value the Company has created to its shareholders since then and the significant increase in Perion’s implied enterprise value, the board of directors determined that the rights plan had served its purpose and was no longer necessary to protect the interests of shareholders.

Ending the plan reflects the Board and management’s confidence in the Company’s trajectory for sustainable, long-term growth and commitment to creating long term value for its shareholders, customers and other stakeholders, through execution of its strategy, mainly the Perion One transformation.

About Perion

Perion is helping agencies, brands and retailers get better results with their marketing investments by providing advanced technology across digital channels. Through the Perion One platform, we are making digital advertising more effective by building solutions that continuously adapt to connect the dots between data, creative and channels.

For more information, visit Perion's website at www.perion.com.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the safe- harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. All statements other than statements of historical fact included in this press release are forward-looking statements. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, political, economic and other developments (including the current war between Israel and Hamas and other armed groups in the region), the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance, the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, and general risks associated with the business of Perion including, the transformation in our strategy, intended to unify our business units under the Perion brand (Perion One), intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions (including the fluctuation of our share price), loss of key customers or of other partners that are material to our business, the outcome of any pending or future proceedings against Perion, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products and of the Perion One strategy, changes in applicable laws and regulations as well as industry self-regulation, negative or unexpected tax consequences, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. We urge you to consider those factors, together with the other risks and uncertainties described in our most recent Annual Report on Form 20-F for the year ended December 31, 2024 as filed with the Securities and Exchange Commission (SEC) on March 25, 2025, and our other reports filed with the SEC, in evaluating our forward-looking statements and other risks and uncertainties that may affect Perion and its results of operations. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com